Filed by Rigel Resource Acquisition Corp
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Rigel Resource Acquisition Corp
Commission File No. 001-41022
Date: March 12, 2024

Included below is a transcript of the investor presentation conference call made available by Rigel Resource Acquisition Corp (“Rigel”), Blyvoor Gold Resources Proprietary Limited (“Blyvoor Resources”) and Blyvoor Gold Operations Proprietary Limited (“Tailings” and, together with Blyvoor Resources, the “Target Companies” or “Aurous”) on March 12, 2024, in connection with the proposed business combination involving, inter alios, Rigel, Aurous and RRAC NewCo (expected to be renamed ‘Aurous Resources’) pursuant to the terms of that certain Business Combination Agreement, dated as of March 11, 2024.

An updated investor presentation referenced in the transcript and used during the call is available in Rigel’s Current Report on Form 8-K dated March 11, 2024 as Exhibit 99.2.

Jon Lamb:	I’d like to welcome everybody to the business combination call between Rigel Resources and Aurous gold mines. My name is Jon Lamb. I’m the Chief Executive Officer of Rigel. And I’m pleased to welcome everybody to this call. Before I get started I would like to begin by reminding everyone that this discussion may contain forward-looking statements, including but not limited to Rigel’s and Aurous’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and are not guarantees of performance.

You should not put undue reliance on these statements. Rigel and Aurous are under no obligation, and each of them expressly disclaims any obligation to update, alter, or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise except as required by law.

Again, I’d like to welcome everybody on the business combination call between Rigel and Aurous Resources. We’re very excited to have this transaction announced at a time when gold is near-record levels and the company is in a position to benefit from this strong gold price as it continues to grow its production profile.

Orion, as the sponsor of Rigel, is very excited about the prospects for the business going forward, and thinks this represents a very exciting, and compelling business combination opportunity. I’d like to hand it over to Neda Abebe, President of Rigel.

Nathanael Abebe:	Thank you, Jon. By way of introduction, I’m joined by Richard Floyd and Alan Smith, CEO and Chairman of Aurous Resources, respectively. I’m Nate Abebe, President of Rigel Resource Acquisition.

We are excited to introduce you to Aurous Resources and our proposed merger with Aurous. Our excitement for this opportunity starts with the fact that Aurous is a producing, cash flowing mining operator with verifiable audited financials and who has already invested significant capital into the ground. We feel fortunate to merge with an operating company like Aurous. And we will spend the bulk of the discussion reviewing the company’s fundamentals and growth plan.

Now, quickly explaining the transaction a bit further, as Jon referenced, we have signed a business combination agreement to merge with Aurous that is based on a pre-money equity valuation of $362 million. And that implies or that’s implied by a 0.3 times P/NAV valuation multiple, which we believe provides meaningful upside for incoming investors, especially given the fact the long-term goal price that underpins this valuation is $1,750.

And for reference, Rigel is anticipated to have $278 million in cash and trust at the time of the redemption vote. And concurrent with the merger, we’re seeking to secure $50 million in proceeds from the transaction, which will principally be used to accelerate the ramp up of the company’s key asset, the Blyvoor Mine. Later in the presentation I’ll expand further in the details of that transaction and the rationale for the valuation.

But we want to ensure the focus of the discussion is centered on the fundamentals of operating company, and the management team’s vision for growth. With that being said, I’m going to turn it over to Richard to walk you through the story. And I’ll provide additional details at the close of the call. Richard, over to you.

Richard Floyd:	Thank you, Nate. It’s a great pleasure to meet our listeners tonight. I’m very proud to introduce them to the Aurous story. Aurous is a business with some eight decades of market-leading gold mining pedigree, and one that we acquired, recapitalized, and relaunched in 2019. Here we provide a high level overview of our asset base that Nate referenced.

Firstly, our flagship asset, which represents over 90% of the company’s value, the producing Blyvoor Gold Mine. The mine is a high-grade underground gold mine located 75 kilometers west of Johannesburg in the prolific Witwatersrand region of South Africa with total reserves, and resources of 23 million ounces, average grades of over five grands a ton, and a mine life of over 34 years, making it one of the more attractive gold mines globally.

The mine is currently producing at a run rate of just under 30,000 ounces per annum. And we are in the midst of a five-fold ramp up to over 150,000 ounces per annum over the next four years. With all-in sustaining costs of circa $800 an ounce at steady state production, the mine will generate EBITDAs of roughly $140 million and cash flows of over $85 million per year.

Also, I wish to highlight our secondary asset, the adjacent Gauta tailings retreatment development project. The project is a nearby collection of six surface tailings deposits with first gold expected in 2026, and your production averaging some 30,000 ounces per year over its 15-year life.

All-in sustaining costs of circa $1,000 an ounce, this project will provide an incremental $15 million of cash flow per year on average, providing a payback of under four years. And now, digging deeper into the Blyvoor Mine in some more detail. One of the key winning attributes of the mine, certainly compared to competitors, is the favorable cost advantage it maintains. The Blyvoor Mine is a verifiable first quartile producer. And there are several reasons why this known advantage will remain well into thefuture: firstly, as mentioned previously, a high average grade of some 5.4 grams a ton.

Second, the mine has been largely developed well ahead of current production. This means due to the historical owner spending on the development, we pay dramatically low development costs for the remaining life of mine. Thirdly, we have structurally lower power costs than our peers due to no need for refrigeration, using of hydro power drilling instead of inefficient pneumatic compressor drilling, and no requirements for dewatering during the ramp up period, just to list a few.

Fourthly, and lastly, but potentially one of the most important, we have industry-leading productivity metrics, which is driven by, for example, shorter underground traveling distances to the mine face, which give our crews more time to actually mine and less time wasted traveling.

Our travel time to the face is roughly half that of our nearby peers. Secondly, by giving upside opportunity to our workforce throughout innovative BEE and union structure, which my colleague Alan Smith, our Executive Chairman will expand on shortly, these have further aligned the interests of management, shareholders, and the workforce, and has been demonstrated in our market-leading productivity metrics. The planned capital spend from our merger with Rigel will be used to execute increased production run rate to the average 150,000 ounces per annum mentioned previously.

And I want to note that our life of mine plan accounts for less than 30% of our total current resource base, leaving significant upside from resource conversion going forward. All of these attributes make the Blyvoor Mine a uniquely attractive asset. We illustrate the great benefit of owning an asset with a 75-year operating history that has produced over 50 million ounces in that time. When we make the claim that the Blyvoor Mine is a well-understood asset, it is by virtue of this operating history. But let me first explain how we got our hands on this asset.

The prior owners benefited from the strong asset that had other marginal mines in its portfolio. And when the gold price dipped below $1,200 an ounce in 2012, the combination of those marginal assets, bloated overheads, weak union relations, and the like led to a stoppage of production for Blyvoor. Thus, when we had the chance to acquire the asset in 2015, we seized it, this opportunity, and completed, and executed a bold reset of operations.

Some of the key changes we implemented since we starting the mine include: one, building and commissioning a brand new state-of-the-art processing plant to eliminate inefficiencies in our recovery operations; two, supporting the creation of a completely independent labor union, specific to the mine, allowing for better alignment of interests, and improved productivity as previously mentioned; three, implementing budgetary, and forecasting controls that span right across all business units, and are reviewed constantly, and directly by the senior leadership team; fourth, by abandoning certain unprofitable portions of the historical mine and focusing on the highly profitable center of current operations, the Blyvoor number five shaft.

Aurous offers a truly unique proposition. In terms of production growth, we provide the most substantial production growth across all mines in Africa, and in fact, globally. Such near-term production growth rates are rare for the gold industry given its mature nature in the absence of a resource discovery or technological leap. We can also see that Aurous ranks favorably alongside top-tier peers in terms of resource size. And we enjoy a distinct advantage against many of those peers in that 70% of our resource base is currently economically viable at current gold prices.

Accordingly, we’re well-poised for growth and resilient to global macroeconomic headwinds whilst enjoying counter-cyclical strength. It’s further notable that our resource base gives us a very attractive mine life, artificially kept in these metrics at some 34 years. If that cap were to be removed, it would push out to over a century. Any company looking to build a mine today in the precious metal space or otherwise has faced substantial CapEx increases in the past few years due to persistent inflation and supply chain challenges.

We have the benefit of largely bypassing this inflationary risk, given an aggressive historical capital spend. The replacement value of existing mine infrastructure, including the two shafts would amount to over $1 billion based on the current CapEx cost for constructing that infrastructure today. Our current financial partners, Orion, have supported us in recent spending to modernize our operations. Improvements include, as mentioned, a brand new state-of-the-art processing plant, new electrical infrastructure, latest modernized underground mining equipment, and much more; all again, in support of our industry-leading productivity metrics.

These are but more reasons that we find this opportunity to grow our really successful business so compelling, particularly relative to its growth potential and much anticipated economies of scale. We are also focused on de-risking certain externalities, including energy supply, having already broken ground on our solar project, having signed an agreement with the third party, Decentral Energy, to build a 40-megawatt solar project on Aurous land. And we have entered into a long-term power purchase agreement with such third party.

In addition, our diesel standby generating capacity is on-site, and awaiting imminent installation, and commission. This will act as a tertiary catchment to our already redundant dual electrical supply system. The cost-saving upside of the solar project as well as other near-term optimization projects that we are engaged in, have not been modeled into the NPV being shown to you today.

Here in our use of proceeds, we clearly define the use of funds raised as part of this capital raising program we are currently undertaking. All funds raised will be used to effectuate the Blyvoor Gold Mine underground expansion and acceleration pair as recently published in our S-K 1300 report. The capital spending for the coming financial year are $35 million and $32 million in the following year. Any excesses would be funded by ongoing cash flows from ongoing profitable operations.

And we have been conservative, assuming short-term gold prices of $1,800 an ounce in our modeling, stepping down to $1,750 in the long-term, certainly conservative in the current gold price environment. We also expect to commence spending on our Gauta Tailings project in the coming year, with funding to come from operating cash flows as well as external debt; this is given our debt-light status, currently.

While it depends on near-term gold prices and with $7.5 million of capital injection already secured as well as our ongoing operating cash flows from operations, we assert that we have adequate buffer room to execute both Blyvoor for underground ramp-up acceleration and the build-out of the Gauta Tailings project.

And while not our base case, we have inherent flexibility, for example, to delay the development of Gauta should gold prices not be accommodating in the near-term. This slide illustrates the output of all the inputs from the prior slides. You can clearly see from the cash flow projections that there are two things to be taken away.

Firstly, the stable nature of our production profile once it hits steady state. Unlike many similar gold operations who chase high-grade sections of the ore body in early years, and then move on to deal with a dramatic drop-off of production of ounces, and margin later in the life, in contrast, Blyvoor stays steady at its average of 150,000 ounces right through the next two decades, and maintains its competitive cost profile.

Secondly, and again, unlike many of our peers, we do not look to secure future financing being fully funded once the current capital raise is complete. Given the debt-light nature of the balance sheet, the mine and the business expects to be able to attract competitive debt finance in addition to retained earnings from ongoing operations.

Alan, our Executive Chairman, would like to now expand on some of the ESG aspects of our business before I take the microphone back to round-outs with some of our M&A ambitions, and end the presentation. Alan, over to you.

Alan Smith:	Thank you very much, Richard. Hi, investors. We really appreciate the time you are taking to listen to the Aurous story and trust that you can sense the enthusiasm that we have for Aurous’ Blyvoor Mine. I’d like to talk about some of the reasons why we have industry-leading productivity, which in turn favorably impacts on our cost structure. These are the innovative BEE structure, and the union relationship that we have developed, and enjoyed.

Firstly, our BEE structure is truly broad-based. What do I mean by that? Over 75% of the BEE benefits flow directly to our workers at the mine, and the balance goes to the local community, and to Black entrepreneurs. This broad-based participation, instead of the historical approach to work with the small group of individuals to achieve a BEE status has directly aligned our workforce with our shareholders, and has led to better morale, and productivity within the Blyvoor team, and reduces the risk of unforeseen disruptions from labor disputes.

This interest-aligning matrix has already started paying literal and figurative dividends to the company. Secondly, from a union perspective the Blyvoor Workers Union is independent, and not affiliated with the larger unions, which are present at other South African mining operations, allowing us to maintain a much closer, and more constructive relationship with the workforce. Our relationship with our workers is being cemented through weekly meetings with the union leadership allowing for issues to be addressed as they arise and not being left to ferment over time.

We are intensely focused on ESG as a management team. And I have personally championed our ESG strategy since I joined this team over seven years ago. Mining in South Africa requires a full contingent of standard operating procedures and codes of practice to be implemented prior to the commencement of production. To give you some idea, we currently have 22 mandatory codes of practice, and some 1,500 standard operating procedures, and codes of practice at the mine.

Since the Blyvoor Mine commenced production we have successfully completed more than 100 visits, audits, and inspections from the regulators. In August of 2023, the mine hosted a mass audit by 12 inspectors from the Department of Mineral Resources and Energy. The feedback from these inspectors was very complimentary. Our focus is to be in line with international standards and norms. And thus, we have commenced with implementing ISO compliant policies and procedures. We expect the Blyvoor Mine will be ISO certification ready by the end of this year.

Additionally, our environmental liabilities are covered by a fully compliant industry standard insurance policy. From a community perspective, we continue to build relationships by ensuring high management feasibility and continued open dialogue. At steady state the mine will employ up to 3,500 people. And due to the multiplier effect of this employment, we expect that up to 35,000 lives will be positively impacted by the mine.

We also focus on increasing female employment through our Women in Mining program. The company has focused strongly on governance, notwithstanding its status as a private company, and we pride ourselves on the standard of governance that we have achieved. Our COO, Izak Marais, and I have placed safety firmly on the daily agenda and are committed to achieving harm-free mining at Blyvoor.

Our current safety performance is largely in line with the neighboring mines, however the Blyvoor team is targeting becoming one of the safest mines globally. We have some ways to go but are fully committed to our safety initiatives. In the interest of safety we modified our mine plan to assist in limiting the frequency and the magnitude of seismicity at the mine. This decision was taken during May of 2023, and the results today on seismicity are proving successful. I’ll now turn it back to Richard to talk through some of our further growth plans. Thank you.

Richard Floyd:	Thank you, Alan. Beyond growth of the Blyvoor Mine, Gauta is a development project that offers a natural, nearby source of incremental gold production. The project comprises 1.3 million ounces of contained gold reserves and resources in six tailing storage facilities on our land.

With pre-production CapEx of under $100 million, we expect to generate average incremental annual gold production of an additional 30,000 ounces per year with first gold after 18 months from first spending. The work we have done in Gauta, including a fresh SK-1300 compliant technical report, suggests to us that this is a low-risk project with a well-understood operational model. And certainly, whilst lower margin than the high-grade Blyvoor Mine, tailings retreatment is a consistent and safe business that provides us with in-house asset diversification.

Further, with an excess of similar neighboring, dormant resources in the immediate area, and an undercapacity of processing facilities in the region, we strongly believe a first mover advantage would help us secure a further pipeline of ounces beyond the current 15-year mine plan.

In line with the industry trend of consolidation, we also see substantial opportunity for regional acquisitions. South Africa contains the second largest gold resource base in the world. And we have the benefit of a number of high-grade dormant assets literally on our doorstep, much like the tailings. These resources offer the potential for many more decades of low-cost production from the region.

The executive team and I continually and actively evaluate the shortlist of possible M&A targets, looking for the opportunity of a similar reset as executed at Blyvoor to leverage the depth of experience and credibility of our management and executive team as demonstrated by putting Blyvoor back into high-margin production.

Thank you for the interest and attention you’ve provided. And I’d now like to hand it back to Nate to round out before we close off for today. Nate, over to you.

Nathanael Abebe:	Perfect. Touching quickly on the transaction details a little bit further, and I’ll also speak on valuation, and just wrap things up, just, kind of, reiterating the investment opportunities that Richard highlighted. As mentioned, principally all of the capital, the net PIPE proceeds, and the remaining cash from the Rigel Trust, both the redemption vote, is going to be used to accelerate the ramp up of production of the company’s principal asset, the Blyvoor Mine.

And I just wanted to note that Orion, which is a Rigel’s shareholder, sponsor, and is also a minority shareholder in Aurous, having invested $60 million to date in the company, will not take any distribution from this transaction, and will be rolling over its entire equity stake at the same terms of incoming investors. And briefly, just touching on valuation as underpinning the transaction, this is something we’re leading with, and we believe is a winning attribute in the transaction.

We believe our transaction being anchored by, and a slight discount to public comps, provides a meaningful upside potential for incoming investors. As mentioned, the transaction is priced at a 0.3 times P/NAV, which is a discount to single asset African gold producers, and is actually in line with, and a slight discount to many gold developers globally.

But Aurous is already in production, offers a multi-asset portfolio, plus has a superior growth, and cost profile relative to peer. And I also will want to point out on this slide that South African gold miners are currently trading at a relative premium to the industry supported by the likes of Gold Fields and Harmony. And some of Harmony’s assets, which we’re showcasing at being priced at 1.7 times P/NAV, are actually located right next door to the Blyvoor Mine.

And both companies are effectively mining the same geological setting, including Harmony’s best-in-class Mponeng Mine. And I also would just reference Pan African, another South African gold miner as a reference comp, which we are showcasing being priced at a 0.9 times P/NAV. We believe Aurous is going to be able to differentiate from even these South African mining peers due to the superior growth and cost profile that Richard and Alan walked you through.

And just to quickly wrap things up in the next slide before we conclude the conversation. This is just, kind of, summarizing some of the compelling attributes of this opportunity as an investor. We reference valuation in the prior slide. We’ve already referenced the significant capital already invested into the mine to bring into the current operational form with roughly $135 million invested by the existing management team over the past five years.

And it’s not just dollars invested into the ground, but really the operational knowledge gained by this management team as they successfully restarted the mine, commenced production, and are in the midst of a ramp up. Ultimately, the Blyvoor Mine, Aurous’ principal asset, it’s fair to say it’s not just a unique world gold asset, but a world-class gold asset based on resource endowment, mine life, growth profile, and operating cost structure.

And lastly, let’s all keep in mind the current and near-term macro environment for gold, and gold prices, and compare that to the long-term gold price underpinning Aurous’ valuation and mine plan. Thank you, everyone, for taking the time to listen to this story. As mentioned, we’re incredibly excited about the business combination and look forward to engaging with you later on.

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